FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 2 March 2020

EXHIBIT INDEX

EXHIBIT NUMBER          EXHIBIT DESCRIPTION
99
Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	05 February 2020	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	11 February 2020	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	18 February 2020	entitled	Director/PDMR Shareholding
Exhibit	99.4	Stock Exchange announcement dated	20 February 2020	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number : 0595C
Unilever PLC
05 February 2020

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.902696	1,650
e)	Aggregated information - Volume - Total	1,650 £75,739.45
f)	Date of the transaction	2020-02-04
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 6618C
Unilever PLC
11 February 2020

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.615	2
e)	Aggregated information - Volume - Total	2 £93.23
f)	Date of the transaction	2020-02-10
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.3:

RNS Number : 3859D
Unilever PLC
18 February 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Conny Braams
2	Reason for the notification
a)	Position/status	Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC). Ms Braams elected to receive only NV shares. The original awards of PLC shares are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC). Mr Engel elected to receive only NV shares. The original awards of PLC shares are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
A transition award of June 2019, under the Unilever Share Plan 2017, has vested. The original conditional share award has led to a vesting of 11,061 Unilever PLC American Depositary Receipts, each representing 1 Ordinary 3 1/9 pence share, based on a performance factor of 119% including dividend reinvestment.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$60.53	11,061
e)	Aggregated information - Volume - Total	11,061 $669,522.33
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. New York (NVNY) and Unilever PLC ADR (PLC ADR)) or one share type only (NVNY or PLC ADR). Mr Jope elected to receive only NV NY shares. The original awards of PLC ADR shares are cancelled and reduced to nil.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	0
e)	Aggregated information - Volume - Total	0 $0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC). Mr Ter Kulve elected to receive only NV shares. The original awards of PLC shares are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President, South Asia (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. The original conditional share award has led to a vesting of 3,765 Unilever PLC Ordinary share of 3 1/9p each based on a performance factor of 123% including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.12	3,765
e)	Aggregated information - Volume - Total	3,765 £173,641.80
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. The original conditional share award has led to a vesting of 6,743 Unilever PLC Ordinary share of 3 1/9p each based on a performance factor of 119% including dividend reinvestment

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.12	6,743
e)	Aggregated information - Volume - Total	6,743 £310,987.16
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC). Mr Paranjpe elected to receive only NV shares. The original awards of PLC shares are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Mr Pitkethly elected to receive PLC shares only.  As a result he received 19,603 Unilever PLC Ordinary shares of 3 1/9p each based on a performance factor of 119% including dividend reinvestment and shares withheld to meet tax liabilities.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.12	19,603
e)	Aggregated information - Volume - Total	19,603 £904,090.36
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary ( a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
A conditional rights award from February 2017 under the Unilever Global Share Incentive Plan 2007 has vested. Share choice was offered which allows to choose to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC). Ms Sotamaa elected to receive only NV shares. The original awards of PLC shares are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2020-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.4:

RNS Number : 6547D
Unilever PLC
20 February 2020

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Susan Kilsby
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.6737	1,250
e)	Aggregated information - Volume - Total	1,250 £57,092.13
f)	Date of the transaction	2020-02-20
g)	Place of the transaction	London Stock Exchange - XLON